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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3368 tel 852 2533 1768 fax james.lin@davispolk.com	William F. Barron* Bonnie Chan* Karen Chan † Paul K. Y. Chow* † James C. Lin*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

June 14, 2018

Re:	CNFinance Holdings Ltd. (CIK No. 0001733868) Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on May 21, 2018

Confidential

Mr. Michael Clampitt

Mr. David Lin

Mr. Michael Henderson

Mr. H. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Clampitt, Mr. Lin, Mr. Henderson and Mr. Kim:

On behalf of our client, CNFinance Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter (the “Comment Letter”) dated June 5, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on May 21, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) to the Commission for confidential review in accordance with the procedures of the Commission. The Revised Draft Registration Statements also contains certain additional updates and revisions. On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

2	June 14, 2018

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

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Prospectus Summary

Overview, page 1

1.	We note your response to comment 4. Please revise your prospectus to disclose the cost of the subordinated units and amount of revenues on the same for each respective period, as indicated in your response.

The Company has revised the disclosure on pages 3, 74, 108, 122 and 123 of the Revised Draft Registration Statement accordingly. The Company refers to the “revenues” derived from the subordinated units as “investment returns” in the Revised Draft Registration Statement as the Company believes it better characterizes the nature of the income and is consistent with the terminology used elsewhere in the Revised Draft Registration Statement.

Corporate History and Structure, page 5

2.	We note your response to comment 6. Please revise your disclosures on page 6 and 66 to note that the corporate structure only includes material subsidiaries and that a complete list is in Note 1 starting on page F-9. Further we believe that presentation of the trusts would be useful to investors with a description of the basis for consolidation. Revise your disclosures accordingly.

The Company has revised the disclosure on pages 5, 6, 67 and 68 of the Revised Draft Registration Statement accordingly.

3	June 14, 2018

Risk Factors

Risks Related to Our Business

Our trust company partners operate in a strictly regulated industry…, page 20

3.	Revise your risk factor to describe what a non-standard capital pool is.

The Company has revised the disclosure on page 20 of the Revised Draft Registration Statement accordingly.

We are involved in legal proceedings…, page 28

4.	We note your response to comment 14, as well as your revised disclosure. Tell us your basis for not charging-off these loans and the factors you considered in your determination that these loans are collectable.

The Company respectfully advises the Staff that it incurs losses and charge off loans when the Company has determined that the remaining balance is uncollectable after exhausting all collection efforts. The Company considers a loan uncollectable when all available legal remedies have been exhausted and the Company deems the possibility of collection low. The Company believes that this accounting treatment is in line with ASC 326-20-35-8.

The Company further respectfully advises the Staff that it did not charge off the RMB278.6 million involved in the 289 collection legal proceedings pending before courts and arbitration tribunals as the final settlements were not reached. The Company believes that these loans are collectable as they are subject to litigation or arbitration proceedings initiated by us against the borrowers, which are methods the Company employs to collect delinquent loans by encouraging the borrowers to voluntarily repay or by enforcing against the collateral. As loans the Company facilitates are secured by real properties, the trust company partners may also, with help from the Company, foreclose on the collateral through legal proceedings when the borrower fails to pay. Liens on collateral securing the home equity loans the Company facilitates are protected under PRC law and give the trust company partners priority in right of payment to foreclosure proceeds.

The Company’s weighted average LTV ratio of the home equity loan origination volume was 65.9%, 66.7% and 62.6% in 2016, 2017 and for the three months ended March 31, 2018, respectively. The LTV ratio also decreases through the life of the loans with installment payment schedule. Value of the collateral was adjusted based on its specifics and location of the collateral is geographically dispersed in over 40 Tier 1 and Tier 2 cities in China.

As a result of the foregoing, the Company believes that the risk for actual loss of loan value is relatively small. The Company executed quick disposal plans or foreclosure for 565 loans which became delinquent in 2016, 2017 and for the three months ended March 31, 2018, and was successful in recovering delinquent loan principal, interest and penalties which equals to 111.6%, 105.1% and 106.5% of the unpaid outstanding principal of these delinquent loans for the same periods, respectively. The Company’s charge-off ratio in 2016, 2017 and for the three months ended March 31, 2018 was 0.005%, 0.093% and nil, respectively.

4	June 14, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 71

5.	We note your response to comment 16. Please revise your disclosures to state the reasons why the average loan tenor has increased.

The Company has revised the disclosure on pages 2, 73 and 107 of the Revised Draft Registration Statement accordingly.

Loan Performance Data, page 73

6.	We are reissuing comment 18. Please revise your disclosure to discuss the underlying trends and/or reasons that contributed to the changes in the loan metrics from 2016 to 2017.

The Company has revised the disclosure on pages 76 and 77 of the Revised Draft Registration Statement accordingly.

7.	Tell us why you had no charge-offs for the three months ended March 31, 2018.

The Company respectfully advises the Staff that one charge-off which amounted to RMB142,801 occurred in the first quarter of March 31, 2018. As the amount (RMB142,801) and charge-off ratio (0.0005%, pre-tax) of this charge-off was considered immaterial, it was accounted for in the subsequent period after March 31, 2018, and no amendment has been made in Note 4(a)—Loans principal, interest and financing service fee receivable to the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2018 on page F-62 at the Revised Draft Registration Statement.

8.	Revise your disclosures to expand on the reasons how the industry environment affected your collection efforts and your delinquency ratio.

The Company has revised the disclosure on page 76 of the Revised Draft Registration Statement accordingly.

Business

Overview, page 104

9.	We note your response to comment 29 and your revised disclosures on page 105. Please revise your disclosures on page 119 to explain what the expected investment return is and how it is calculated. Disclose the obligation of the trust and subordinated holders if the expected investment return is not met.

The Company has revised the disclosure on pages 122 and 123 of the Revised Draft Registration Statement accordingly.

5	June 14, 2018

Proven business model tailored to the financing needs of China’s MSE owners, page 107

10.	We note your response to comment 30. However, we are unable to locate the revised disclosure in the section headed “Business – Sales and Marketing,” as referenced in your response. Please revise your disclosure accordingly or advise.

The Company has revised the disclosure on pages 111 and 135 of the Revised Draft Registration Statement accordingly.

Our Funding Model, page 118

11.	Tell us whether investors (who are senior unit holders) in long-term trust plans are contractually required to subscribe to all trust products in the respective trust plan. Additionally, tell us whether investors are required to maintain a certain level of money or investment in the trust plan throughout the life of the trust plan regardless of returns of the principal amounts at the expiration of trust products.

The Company respectfully advises the Staff that it has no control over the terms of the senior unit subscription agreements or the senior unit holders’ rights and obligations, which are governed by the senior unit subscription agreements entered into between the senior unit holders and the trust company partners. To the Company’s best knowledge, the senior unit holders invest in each trust products issued under the long-term trust plans, rather than the trust plan itself. As a result, the senior unit holders are not required to subscribe to all trust products in the respective trust plan. To the Company’s best knowledge, the senior unit holders are not required to maintain a certain level of money or investment in the trust plan throughout the life of the trust plan regardless of returns of the principal amounts at the expiration of trust products.

Credit Strengthening Services, page 120

12.	We note your response to comment 42. We believe it will be useful for investors to understand the impact of the credit enhancements and credit strengthening services and how the related liabilities are ultimately reflected on the consolidated financial statements. Therefore please disclose the information in the summary of significant accounting policies footnote in the “(e) Loans” section as the services relate to loans.

The Company has revised the disclosure on pages 84, F-16 and F-59 of the Revised Draft Registration Statement accordingly.

13.	We note that when the NPL ratio is between 3% and 10% the service fee ranges from 0% to 8%, and the service fee rate increases as the NPL ratio decreases. Please provide details of the calculation and mechanics of this relationship.

The Company has revised the disclosure on page 123 of the Revised Draft Registration Statement accordingly.

6	June 14, 2018

Matching of Terms of Funding Sources and Loans, page 123

14.	We note that when monthly cash flow forecasts indicate a need for additional financing, you coordinate with trust company partners to acquire additional funding through transfer of loans or other permitted means. Tell us your obligation, if any, in the event that you cannot acquire additional funding and the historical frequency of this occurrence. In addition, describe to us what other permitted means to acquire additional funding are, including the usage frequency of such means.

The Company has revised the disclosure on pages 127 and 128 of the Revised Draft Registration Statement accordingly. The Company respectfully advises the Staff that it is not under any obligation to obtain additional funding to fund new loans. However, the Company is required to make up for any shortfalls if the proceeds from underlying loans are not sufficient to repay the financing costs for the senior units pursuant to its credit strengthening services. Such obligation may arise when a loan goes beyond the terms of the underlying trust funding.

Under this circumstance, the trust company partners may transfer such loans with repurchase arrangements to third parties for additional funding. If the trust company partners choose not to or are unable to do so, the Company will have to either (i) use its own funds to make up for any shortfalls pursuant to its credit strengthening services and pay the senior unit holders or (ii) issue bridge loans under its small loan direct lending model to the borrowers in return for the borrowers’ prepayment of the loans and replace such bridge loans with new home equity loans funded under a new trust product. The Company has not used such means in the past to satisfy its obligations under credit strengthening services when there is a mismatch between the loan tenor and the term of the underlying trust funding.

15.	Revise your disclosures to provide details on the frequency, amounts, and range of interest rates associated with loans transferred to third parties by trust company partners to acquire additional funding for the relevant periods in the filing. Revise to disclose and discuss any differences between the interest rates charged on the loans and the rate of return promised to the third parties. Disclose any other differences that may arise between the original loan and those terms provided to the third parties.

The Company respectfully advises the Staff that it has only recently started working with the trust company partners to have them transfer the loans with repurchase arrangements to third parties for additional funding to address the matching of terms of funding sources and loans, which is the result of a new regulatory change in April 2018. The Company has revised the disclosure on pages 125 and 127 of the Revised Draft Registration Statement accordingly.

7	June 14, 2018

16.	On a related matter, tell us if these transfers are reflected in the funding tables starting on page 16. If not, please revise your tables to reflect the transfers.

The Company respectfully advises the Staff that these transfers with repurchase arrangements are not in the funding tables as the trust company partners transferred the loans with repurchase arrangements after March 31, 2018 while the funding tables are dated as of March 31, 2018. The Company has revised the disclosure on page 125 of the Revised Draft Registration Statement to add disclosure of the loan transfer.

17.	We note that you may repay any shortfalls for transfers. Tell us if you are contractually obligated to make these repayments and the frequency, along with related amounts, of shortfall payments. Additionally, tell us how you account for the shortfalls in detail, starting from the time of the shortfall payment at the structure fund level all the way through the consolidation at the consolidated financial statements level.

The Company respectfully advises the Staff that it is still obligated to repay any shortfalls for transferred loans with repurchase arrangements pursuant to its credit strengthening services. The Company confirms that such shortfall payments have not happened in the past.

Pursuant to its credit strengthening services, the Company is required to make up for any shortfalls if the proceeds from loans are less than the financing costs for the senior units, which primarily consist of the expected rate of investment return for the senior unit. With respect to the Company’s accounting treatment for these shortfall payments, the Company respectfully advises the Staff that:

At the structure fund (trust plan) level

The shortfall payments to the trust plans are accounted for as equity interest holder’s interest in the trust plans, thus the shortfall payments to the trust plans are inter-company balances, which would be eliminated during the consolidation.

At the consolidated financial statements level

The trust plans are consolidated by the Company as disclosed in the Consolidated VIEs Section of Note 1 - Description of business, organization, and basis of presentation to the consolidated financial statements as of and for the years ended December 31, 2016 and 2017 starting on page F-11 of the Revised Draft Registration Statement. As a result, the Company consolidates all of the underlying loans of trust plans and the senior units as interest-bearing borrowings on its balance sheet. As the Company had born all the related liabilities, shortfall payments have no material impact on its accounting treatment at the consolidated level.

18.	Revise to provide the number of customers who prepay and the related amount of the loans that were prepaid for the relevant periods in the filing.

The Company has revised the disclosure on page 127 of the Revised Draft Registration Statement accordingly.

8	June 14, 2018

19.	Revise to provide the balance of loans that have exceeded the initial trust product lives as of the relevant periods included in the filing.

The Company has revised the disclosure on page 127 of the Revised Draft Registration Statement accordingly. The Company respectfully advises the Staff that the balance of loans that have exceeded the initial trust product lives was calculated using the amount of senior units whose outstanding terms are shorter than the remaining tenor of the underlying loans.

Notes to the Consolidated Financial Statements

Note 6. Loans Principal, Interest and Financing Service Fee Receivables

(a) Allowance for Credit Losses, page F-27

20.	We note your response and related revisions to comment 62. You disclosed charge-offs during the year are net of recoveries within the allowance for credit losses tabular disclosure. Revise to separately disclose both charge-offs and recoveries at gross in accordance with ASC 310-10-50-11B(c)(3) and 50-11B(c)(4). Make corresponding revisions in the notes to the financial statements for the period ended March 31, 2018.

The Company respectfully advises the Staff that the Company has revised to separately disclose both charge-offs and recoveries, which are nil for each year/period, at gross and revised the wording from “Charge-off, net of recoveries” to “Charge-offs” in Note 6(a) –Loans principal, interest and financing service fee receivables–Allowance for credit losses to the audited consolidated financial statements as of and for the years ended December 31, 2016 and 2017 on page F-27 and Note 4(a)–Loans principal, interest and financing service fee receivables–Allowance for credit losses to the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2018 on page F-62 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company has no recoveries after charge-offs as the Company recovers the outstanding loan balance, interest and penalties through disposal of collateral and legal proceedings and the possibility of recovery of charge-off is low for the reasons below:

(1) The Company has credit risk mitigation embedded in product design. As disclosed on page 130 of the Revised Draft Registration Statement, the loans facilitated primarily take real properties located in Tier 1 and Tier 2 cities as collateral. The Company’s loan portfolio spreads over 40 cities across China. The Company believes that such geographic diversification better protects it against deterioration of local housing and economic conditions. To further limit credit risk, the Company only permits loans up to 80% LTV ratio to ensure recovery in the event of borrower default. Moreover, loan products are typically installment loans which require monthly payments comprising principal and interests repayments. This strategic design allows the Company to timely monitor borrowers’ creditworthiness and initiate collection process at an early stage, if needed. The LTV ratio also decreases through the life of the loans with such payment schedule.

9	June 14, 2018

(2) The Company would charge off the remaining balance of loans deemed uncollectible after exhausting all collection efforts. As disclosed under post-loan management procedures on page 132 of the Revised Draft Registration Statement, when a loan is past due for over six days, the Company will arrange for quick disposal plans such as sale of loans to third parties in exchange for proceeds upfront or disposal of collateral voluntarily by the defaulting borrower if agreeable with the borrower. Once payment is past due for over 30 days or at any time upon the occurrence of unusual situations (such as possible forfeiture of the collateral), the Company will accelerate execution of the quick disposal plans, initiate judicial proceedings against the defaulting borrower or resort to online or offline arbitration and foreclose the real property collateral. After disposal of collaterals and exhausting all collection efforts, the Company will charge off the remaining balance deemed uncollectible.

(3) As discussed above, considering having exhausted all collection efforts before charging off the loans, the Company would usually stop further collection efforts after charging off the loans and there is expected to be no recovery after that.

21.	On a related matter, we note the inclusion of two paragraphs on the bottom of page F-27. Please revise to better describe the components of the tabular disclosure that would reconcile with your response to comment 62 and your allowance for credit losses accounting policy disclosed on page F-17. Make corresponding revisions in the notes to the financial statements for the period ended March 31, 2018.

The Company respectfully advises the Staff that the description of the components of the tabular disclosure for allowance for credit losses has been revised on pages F-27, F-28, F-62 and F-63 of the Revised Draft Registration Statement.

22.	We note your response and related revisions to comment 63. We also note that you disclosed net loans principal, interest and financing service fee receivables balances rather than recorded investment amounts as required under ASC 310-10-50-11B(h). Please revise. Make corresponding revisions in the notes to the financial statements for the period ended March 31, 2018.

The Company respectfully advises the Staff that the Company has added disclosure of “Recorded investment” under “Loans principal, interest and financing service fee receivables” in the Note 6(a)–Loans principal, interest and financing service fee receivables–Allowance for credit loss to the audited consolidated financial statements as of and for the years ended December 31, 2016 and 2017 on page F-27 of the Revised Draft Registration Statement.

The relevant disclosure has also been added under Note 4(a)–Loans principal, interest and financing service fee receivables–Allowance for credit loss to the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2018 starting on page F-62 of the Revised Draft Registration Statement.

10	June 14, 2018

(c) Non-Accrual Loans, page F-28

23.	We note your response and related revisions to comment 66. Your response appears to indicate that your impaired loans are the same as your non-accrual loans in balance and substance. Please explain to us how you considered the definition of an impaired loan under the guidance per ASC 310-10-35-16 through 35-17 in your determination. In addition, revise to provide the required disclosure under ASC 310-50-15(c)(1) and tell us whether there are any impaired loans with no related allowance for credit losses.

The Company respectfully advises the Staff that the impaired loans and non-accrual loans are the same in terms of the balance. In accordance with ASC 310-10-35-16 and 17, the Company considers impaired loans to be those loans “where the Group, based on current information and events, believes it is probable all amounts due according to the contractual terms of the loan will not be collected”, the definition of which has been added to Note 6(c)(1)–Loans principal, interest and financing service fee receivables–Impaired loans–Impaired loans summary to the audited consolidated financial statements as of and for the years ended December 31, 2016 and 2017 on page F-29 and Note 4(c)(1)–Loans principal, interest and financing service fee receivables–Impaired loans–Impaired loans summary to the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2018 on page F-65 of the Revised Draft Registration Statement. When loans are overdue for more than 90 days, the Company has to recover its investment in loans by initiating legal proceedings against the borrower or disposal of collateral. Such loans are impaired as it is possible that the Company could not collect all the contractual loan principal and interest as a result of long collection process and additional costs incurred during legal proceedings or collateral disposal. Loans overdue for no more than 90 days could usually be settled by the borrower after the Company’s initial collection process such as collecting through text message, phone call or site visit.

The Company further respectfully advises the Staff that the Company has added the disclosure of average recorded investment under ASC 310-50-15(c)(1) to Note 6(c)(2)–Loans principal, interest and financing service fee receivables–Impaired loans–Average recorded investment in impaired loans to the audited consolidated financial statements as of and for the years ended December 31, 2016 and 2017 on page F-29 and Note 4(c)(2)–Loans principal, interest and financing service fee receivables–Impaired loans–Average recorded investment in impaired loans to the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2018 on page F-65 of the Revised Draft Registration Statement.

The Company has also revised to disclose the impaired loans with no related allowance for credit losses in Note 6(c)(1)–Loans principal, interest and financing service fee receivables–Impaired loans–Impaired loans summary to the audited consolidated financial statements as of and for the years ended December 31, 2016 and 2017 on page F-29 and Note 4(c)(1)–Loans principal, interest and financing service fee receivables–Impaired loans–Impaired loans summary to the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2018 on page F-65 of the Revised Draft Registration Statement.

Note 24. Share-Based Compensation

(b) Fair Value of Share Options and Assumptions, page F-45

24.	We note your response and related revisions to comment 70. Please revise to provide the required disclosure under ASC 718-10-50-2(f)(2) including a discussion of methods used to arrive at the significant assumptions.

The Company has added the required disclosure under ASC 718-10-50-2(f)(2), including a discussion of methods used to arrive at the significant assumptions, in Note 24 - Shared-based compensation to the consolidated financial statements as of and for the years ended December 31, 2016 and 2017 starting on page F-46 of the Revised Draft Registration Statement.

The relevant disclosure has also been added to Note 12–Shared-based compensation to the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2018 starting on page F-73 of the Revised Draft Registration Statement.

11	June 14, 2018

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If you have any questions regarding this submission, please contact me at +852-2533-3368 or james.lin@davispolk.com.

Thank you for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:	Mr. Bin Zhai, Chief Executive Officer and Chairman
Mr. Ning Li, Chief Financial Officer
CNFinance Holdings Ltd.

Mr. David T. Zhang, Esq.
Mr. Steve Lin, Esq.
Mr. Meng Ding, Esq.
Kirkland & Ellis International LLP

Mr. Ivan Li
KPMG Huazhen LLP